May 1, 2018

VIA EDGAR

David Lin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Spirit of Texas Bancshares, Inc.
Registration Statement on Form S-1
Filed on April 6, 2018, as amended on April 26, 2018
File No. 333-224172

Ladies and Gentlemen:

As representatives of the several underwriters of Spirit of Texas Bancshares, Inc.’s proposed initial public offering of its common stock, we hereby join Spirit of Texas Bancshares, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on May 3, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 2,647 copies of the preliminary prospectus dated April 26, 2018, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Stephens, Inc. Keefe, Bruyette & Woods, Inc. Piper Jaffray & Co. Sandler O’Neill & Partners, L.P.

STEPHENS, INC. as Representative of the several Underwriters

By:	/s/ Kade Machen
Kade Machen Managing Director

KEEFE, BRUYETTE & WOODS, INC. as Representative of the several Underwriters

By:	/s/ Victor Sack
Victor Sack Managing Director